PATRIOT COAL CORPORATION
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141

May 22, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Dear Sirs/Mesdames:

Re:	Patriot Coal Corporation (the “Registrant”)
Registration Statement on Form S-4
File No. 333-150897

On behalf of the Registrant, pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form S-4 filed with the Commission on May 14, 2008:

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Should you have any questions or require additional information, please contact William L. Taylor, Esq., Davis Polk & Wardwell, at (212) 450-4133.

Yours truly,

/s/ Mark N. Schroeder
Mark N. Schroeder
Senior Vice President and Chief Financial Officer